

Mail Stop 3030

January 19, 2011

VIA U.S. MAIL and FACSIMILE

David A. Zinsner
Chief Financial Officer
Analog Devices, Inc.
One Technology Way
Norwood, MA 02062-9106

>   **Re: Analog Devices, Inc.**
>   **Form 10-K for the fiscal year ended October 30, 2010**
>   **Filed November 22, 2010**
>   **File No. 001-07819**

Dear Mr. Zinsner:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended October 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 34

1. We see that deferred income from distributors increased over 62% from $149,278 at October 31, 2009 to $242,848 at October 30, 2010. Please tell us the underlying reason for the increase in deferred income and the amounts held by distributors at year end. In future filings please include enhanced disclosure about significant changes in trends such as increases in deferred income and the inherent risk associated with the price protection and return rights held by those distributors.

2. We also see from the disclosure on page 34 that days cost of sales in inventory was 100 days for fiscal year 2010 compared to 92 days for fiscal year 2009. In future filings, when you present the ratio, please also include a discussion of the reasons for significant fluctuations.

Critical Accounting Policies and Estimates, page 38

Goodwill, page 39

3. Please revise future filings to disclose the actual date that the annual goodwill impairment testing is performed in the fourth quarter. In addition, please identify your reporting units or, at a minimum, disclose the number of reporting units you identified.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

David A. Zinsner
Analog Devices, Inc.
January 19, 2011
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please do not hesitate to contact me at (202) 551-3676

Sincerely,

Brian Cascio
Accounting Branch Chief